



SECUR 06007440 ION

Washington, D.C. 20549

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AB 4/1/06

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED

MAR 0 1 2006

PROCESSING

SEC

WASH. D.C.

209

SEC FILE NUMBER

8-45718

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____

                                          MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

38 Cohasset Lane
_____
(No. and Street)

| Cherry Hill | NJ | 08003 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey A. Laine, President                              856-751-5220

                                                      (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Bowman & Company Certified Public Accountants

                                (Name – *if individual, state last, first, middle name*)

| 601 Whitehorse Rd. | Voorhees | NJ | 08003 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 6 2006

THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ Jeffrey A. Laine _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ Commonwealth Financial Group. Inc ___ , as of ___ February 28, ___ , 20 _O6_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT. 15, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2005



Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com

Members of:
American Institute of CPAs
New Jersey Society of CPAs

## INDEPENDENT AUDITORS' REPORT

Mr. Jeffrey A. Laine, President
Commonwealth Financial Group, Inc.

We have audited the accompanying statement of financial position of Commonwealth Financial Group, Inc. as of December 31, 2005 and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc. as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary data contained in Exhibits B-1 and B-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Bowman & Company LLP*
Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 26, 2006



Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com

Members of:
American Institute of CPAs
New Jersey Society of CPAs

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
## REQUIRED BY SEC RULE 17a-5

Mr. Jeffrey A. Laine, President
Commonwealth Financial Group, Inc.

In planning and performing our audit of the financial statements of Commonwealth Financial Group, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(I), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of internal control structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material

weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

*Bowman & Company LLP*
Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 26, 2006

# COMMONWEALTH FINANCIAL GROUP, INC.
## STATEMENT OF FINANCIAL POSITION
## AS OF DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Current Assets: | | |
|   Cash and Cash Equivalents | $ 50,330 | |
|   Accrued Income Receivable | 3,014 | |
| | | |
|   Total Current Assets | 53,344 | |
| | | |
| Investments | 12,070 | |
| | | |
| Fixed Assets (Net of Accumulated Depreciation) | --- | |
| | | $ 65,414 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities: | | |
|   Accrued Expenses and Payables | | $ 32,162 |
| | | |
| Stockholder's Equity: | | |
|   Common Stock, $1 Par Value; 1,000 Shares Authorized, | | |
|     Issued and Outstanding | 1,000 | |
|   Additional Paid in Capital | 27,130 | |
|   Accumulated Other Comprehensive Income | 3,570 | |
|   Retained Earnings | 1,552 | |
| | | |
|   Total Stockholder's Equity | | 33,252 |
| | | $ 65,414 |

The accompanying Notes are an integral part of these financial statements.

## COMMONWEALTH FINANCIAL GROUP, INC.
## STATEMENT OF INCOME AND COMPREHENSIVE INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:

Fees and Commissions  $ 92,845

Expenses:

| | | |
|---|---:|---:|
| Auto | $ 7,919 | |
| Depreciation Expense | 2,042 | |
| Filing Fees | 3,571 | |
| Insurance | 13,607 | |
| Salaries | 33,766 | |
| Postage and Courier | 1,371 | |
| Telephone | 3,857 | |
| Travel & Entertainment | 3,806 | |
| Payroll Taxes | 3,005 | |
| Office Expense | 6,033 | |
| Computer Supplies | 7,828 | |
| Professional Services | 1,676 | |
| Dues & Subscriptions | 645 | |
| Bank Charges | 55 | |
| Continuing Education | 558 | |
| Commissions | 3,211 | |
| | | 92,950 |

Operating Income  (105)

Other Income:

Expense Recoveries  371

Income Before Provision for Corporate Income Taxes  266

Provision for Corporate Income Taxes  631

Net Income  (365)

Other Comprehensive Income - Unrealized Gain on Securities  7,521

Comprehensive Income  $  7,156

The accompanying Notes are an integral part of these financial statements.

## COMMONWEALTH FINANCIAL GROUP, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | Total | Common Stock | Additional Paid in Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings |
|---|---|---|---|---|---|
| Beginning Balance | $ 26,096 | $ 1,000 | $ 27,130 | $ (3,951) | $ 1,917 |
| Comprehensive Income: | | | | | |
| Net Income | (365) | | | | (365) |
| Other Comprehensive Income - | | | | | |
| Unrealized Gain on Securities | 7,521 | | | 7,521 | |
| Comprehensive Income | 7,156 | --- | --- | 7,521 | (365) |
| Ending Balance | $ 33,252 | $ 1,000 | $ 27,130 | $ 3,570 | $ 1,552 |

The accompanying Notes are an integral part of these financial statements.

## COMMONWEALTH FINANCIAL GROUP, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---:|---:|
| Cash Flows from Operating Activities: | | |
| Net Income | $ (365) | |
| Adjustments to Reconcile Net Income to Net Cash | | |
| Provided by Operating Activities: | | |
| Depreciation Expense | 2,042 | |
| Changes in Assets and Liabilities: | | |
| Accrued Income Receivable | 5,160 | |
| Accrued Expenses and Payables | 24,980 | |
| | | |
| Cash Flows Provided by Operating Activities | | $ 31,817 |
| | | |
| Cash Flows from Investing Activities: | | |
| Purchase of Equipment | | (2,042) |
| | | |
| Net Increase in Cash and Cash Equivalents | | 29,775 |
| | | |
| Cash and Cash Equivalents, January 1 | | 20,555 |
| | | |
| Cash and Cash Equivalents, December 31 | | $ 50,330 |
| | | |
| Supplemental Disclosures: | | |
| | | |
| Federal Corporate Income Taxes Paid | | $ 81 |
| | | |
| State Corporate Income Taxes Paid | | $ 550 |
| | | |
| Interest Paid | | --- |

The accompanying Notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Commonwealth Financial Group, Inc. is a Virginia corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and is engaged in the distribution of various mutual funds.

Basis of Accounting – The accounts of the business are maintained on accrual basis of accounting and are in accordance with generally accepted accounting principles.

Cash and Cash Equivalents - The Company considers temporary investments, which have a maturity of three months or less when purchased, to be cash equivalents.

Investments - All investments with a maturity greater than three months are accounted for under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification at time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Marketable securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, which is based on quoted prices. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity. The cost of securities available-for-sale is adjusted for amortization of premiums and discounts to maturity. Interest and amortization of premiums and discounts for all securities are included in interest income. Realized gains and losses are included in other income. Cost of securities sold is determined on a specific identification basis.

Depreciation – The cost of Fixed Assets are depreciated using Internal Revenue Service methods of depreciation, which is not generally accepted accounting principles.

Comprehensive Income – The Company records comprehensive income in accordance with SFAS 130, which requires unrealized gains or losses on the Company's available-for-sale securities be recorded in other comprehensive income.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Note 2: INVESTMENTS

Cost and fair value of investments at December 31, 2005 are as follows:

|  | Cost | Unrealized Gains (Losses) | Fair Value |
|---|---|---|---|
| Invesco Technology Fund | $5,200 | ($3,684) | $1,516 |
| NASD Common Stock | 3,300 | 7,254 | 10,554 |
| Total | $8,500 | $3,570 | $12,070 |

The unrealized gain on securities recognized in current earnings for 2005 was $7,521..


Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 for its initial year of operation and 15 to 1 thereafter (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $28,426. The Company's net capital ratio was 1.13 to 1.


Note 4: RETIREMENT PLAN

In 2000, the Company established a profit-sharing plan (the Plan) covering substantially all full-time employees. Contributions to the Plan are discretionary and cannot exceed 15% of each employee's salary. No contributions were made in 2005.


Note 5: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and marketable securities.

The Company maintains its cash balances at a single financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The cash balance is not in excess of the insured limit at December 31, 2005.

The Company maintains an investment account with a stock brokerage firm. The accounts contain cash and securities balances and are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. The combined balances are not in excess of the insured limits at December 31, 2005.

## COMMONWEALTH FINANCIAL GROUP, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE
## SECURITIES AND EXCHANGE ACT OF 1934
## AS OF DECEMBER 31, 2005

Net Capital Computation:

| | | |
|---|---|---|
| Total Stockholder's Equity | | $ 33,252 |
| | | |
| Deductions: | | |
| Non-Allowable Assets | $ 3,014 | |
| Haircut on Securities | 1,812 | |
| | | 4,826 |
| | | |
| Net Capital | | $ 28,426 |
| | | |
| Total Aggregate Indebtedness | | $ 32,162 |
| | | |
| Ratio of Aggregate Indebtedness to Net Capital | | 113.14% |
| | | |
| Computation of Basic Net Capital Required: | | |
| Minimum Net Capital Required (6.66% of Aggregate Indebtedness) | | $ 2,144 |
| | | |
| Minimum Dollar Net Capital Requirement of Broker/Dealer | | $ 5,000 |
| | | |
| Net Capital Requirement (Greater of Two Above) | | $ 5,000 |
| | | |
| Excess Net Capital | | $ 23,426 |
| | | |
| Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness) | | $ 25,210 |

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2005):

| | |
|---|---|
| Net Capital as Reported in Company's Part IIA (Unaudited) FOCUS Report | $ 28,426 |
| | |
| Adjustments to Net Capital: | |
| | |
| Increases to Net Capital | --- |
| Decreases to Net Capital | --- |
| | |
| Net Capital per Audit Report | $ 28,426 |
| | |
| Other Audit Adjustments Not Affecting Net Capital: | |
| None | --- |

The accompanying Notes are an integral part of these financial statements.

## COMMONWEALTH FINANCIAL GROUP, INC.
## STATEMENT OF EXEMPT STATUS
## AS OF DECEMBER 31, 2005

Commonwealth Financial Group, Inc. is a Virginia corporation and is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm is engaged in the distribution of mutual funds. The firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3, Subsection k-1. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

During the year ended December 31, 2005, there were no material differences in the audited computation of Net Capital and the Broker/Dealer's unaudited Focus IIA.

The accompanying Notes are an integral part of these financial statements.